UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Material Legal Proceeding

On June 3, 2025, a director of Baosheng Media Group Holdings Limited (the “Company”) was served with a complaint filed by three institutional investors (the “Plaintiffs”) in the Beijing Fourth Intermediate People’s Court. The Plaintiffs allege that five defendants, including the director, engaged in corporate mismanagement that caused a significant decline in the value of the Company’s stock held by the Plaintiffs, resulting in substantial investment losses. The Plaintiffs are seeking damages of RMB 47,249,848 (approximately US$6.59 million). The five defendants have retained legal counsel to file their defense.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board and Chief Executive Officer

Date:	July 2, 2025